SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

July 11, 2024

VIA EDGAR

Ms. Deborah L. O’Neal Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:  Post-Effective Amendment No. 80 to the Registration Statement

on Form N-1A of BlackRock ETF Trust (the “Trust”) on behalf of its series,

BlackRock Enhanced Short-Term Bond ETF

Dear Ms. O’Neal:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), Post-Effective Amendment No. 80 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) on behalf of its series BlackRock Enhanced Short-Term Bond ETF (the “Fund”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on July 11, 2024.

The Amendment is being filed for the purpose of (i) completing the information required to be provided in the Registration Statement and (ii) making certain other non-material changes which the Fund deemed appropriate.

The Amendment also includes interactive data format risk/return summary information in Inline XBRL that mirrors the risk/return summary information in the Amendment.

We have reviewed the Amendment and represent to the Securities and Exchange Commission that, to our knowledge, such Amendment does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by Ms. Deborah L. O’Neal of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 22, 2024, regarding the Trust’s Post-Effective Amendment No. 65

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

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to its Registration Statement filed with the Commission on March 6, 2024, pursuant to Rule 485(a) under the Securities Act. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectus: Investment Objective

Comment 1:  The Staff notes that the Fund’s investment objective is to seek total return in excess of the ICE BofA 3-Month U.S. Treasury Bill Index. Please consider clarifying whether total return refers to returns before or after Fund fees and expenses.

Response:  The Fund will revise the investment objective to clarify that the Fund seeks total return, net of Fund expenses, in excess of the ICE BofA 3-Month U.S. Treasury Bill Index.

Prospectus: Fees and Expenses of the Fund

Comment 2:  Please provide the Staff with the completed fee table and expense examples for the Fund and draft responses to the Staff’s comments at least a week before effectiveness of the Registration Statement.

Response:  The completed fee table and expense examples and draft responses to the Staff’s comments were provided supplementally to the Staff on June 28, 2024.

Comment 3: The Staff requests confirmation that the contractual fee waivers listed in footnote 1 to the fee table in the Fund’s prospectus will be in place for at least one year from the effective date of the Registration Statement. Please also confirm whether any waivers pursuant to these contractual agreements can be recouped by BlackRock Fund Advisors in subsequent periods.

Response:  The Trust confirms that the contractual fee waivers listed in footnote 1 to the fee table in the Fund’s prospectus will be in place for at least one year from the effective date of the Registration Statement. The Trust also confirms that BlackRock Fund Advisors may not “recoup” any waivers under the above-referenced contractual agreements for the Fund.

July 11, 2024

Prospectus: Management

Comment 4. Please clarify whether the Fund will have a contractual management fee waiver and/or a voluntary management fee waiver in place limiting the management fee payable by the Fund to a certain level.

Response: The Fund will not have a contractual management fee waiver and/or a voluntary management fee waiver in place limiting the management fee payable by the Fund to a certain level, and has revised the Registration Statement accordingly.

Statement of Additional Information: Creation and Redemption of Creation Units

Comment 5: On page 78 of the Statement of Additional Information, please delete the phrase “or have an adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund’s tax status)” in prong (iv). The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by exchange-traded funds (each an “ETF”). However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the Staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the Staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The Trust respectfully submits that the Fund’s ability to reject or revoke an individual creation order from an Authorized Participant in the circumstances specified in romanette (iv) above is consistent with the Commission’s discussion of creation and redemption transactions in the Rule 6c-11 Proposing Release, the Commission’s discussion of creation and redemption transactions in Exchange-Traded Funds, Investment Company Act Release No. 33,646 (Sept. 25, 2019) [84 Fed. Reg. 87110] (the “Rule 6c-11 Adopting Release”), and the longstanding policy of

July 11, 2024

the Commission with regard to the operation of ETFs under the Investment Company Act. BlackRock-advised ETFs historically operated with relief from the same provisions of the Investment Company Act for which Rule 6c-11 provides relief. Prior to the adoption of Rule 6c-11, BlackRock-advised ETFs relied upon exemptive orders from the Commission that were based upon applications which included identical reservations to those listed above for a fund covered by such orders to reject a creation order.1 Consistent with the longstanding exemptive orders, the Commission stated in the Rule 6c-11 Proposing Release, and again in the Rule 6c-11 Adopting Release, that the conditions included in Rule 6c-11 “are based upon existing exemptive relief for ETFs, which [the Commission believes] has served to support an efficient arbitrage mechanism[.]”

In adopting Rule 6c-11 and despite having the opportunity to do so, the Commission did not condition the relief on eliminating the discretionary right of rejection of individual creation orders. As noted by the Staff, in the Rule 6c-11 Proposing Release at pages 67-68, the Commission discusses the extent to which an ETF may directly or indirectly suspend creations and redemptions and the effect that such a suspension would have on the arbitrage mechanism for the fund.2 In this context, “suspension” is referring not to the rejection of individual orders, but instead to an across-the-board rejection of creation orders. The Commission states that an ETF may generally suspend the issuance of creation units “only for a limited time and only due to extraordinary circumstances” because “[a]n ETF that suspends the issuance or redemption of

1 BlackRock-advised ETF registrants’ original application for an order applicable to international equity funds included the condition that a fund may reject a purchase order transmitted to it by the fund’s distributor if “the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trust or the Advisor, have an adverse effect on the Trust or on the rights of Beneficial Owners[.]” See Second Amended and Restated Application for an Order, as filed on May 11, 2000, as ordered by Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24452 (May 12, 2000), as amended from time to time by subsequent applications and orders. The same condition was included in other applications for orders relied upon by funds in the BlackRock ETF fund complex, including: Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24451 (May 12, 2000); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 25, 2002); iShares Inc., et al., Investment Company Act Release No. 25215 (October 18, 2001); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27417 (June 23, 2006); iShares Trust, et al., Investment Company Act Release No. 29751 (January 24, 2011); and iShares Trust, et al., Investment Company Act Release No. 32268 (September 20, 2016). Other registrants outside of the BlackRock fund complex relied on similar applications for relief, see: Amendment No. 1 to the Application for an Order, as filed on February 1, 2019, as ordered by Victory Capital Management Inc., et al., Investment Company Act Release No. 33390 (March 6, 2019).

2 See also Rule 6c-11 Adopting Release at 56-59.

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creation units indefinitely could cause a breakdown of the arbitrage mechanism[.]”3 The Commission also states that an ETF may only “suspend the redemption of creation units only in accordance with section 22(e) of the Investment Company Act[.]”4 The Trust notes that rejecting individual creation orders does not implicate Section 22(e) of the Investment Company Act as that provision only relates the right of redemption, not purchase orders.

The Trust believes that reserving the right to reject an individual creation order has not historically impaired the efficient operation of the arbitrage mechanism for the Trust’s series and that rejecting individual creation orders is consistent with the Commission’s understanding that the existing exemptive relief prior to Rule 6c-11 was consistent with an efficient arbitrage mechanism and with the best interests of fund shareholders.

The Trust also notes that its discretionary authority is consistent with the general authority reserved by open-end mutual funds registered under the Investment Company Act,5 and that a fund may reject any direct purchase order from a particular investor or, in the case of an ETF, an Authorized Participant, but continue to accept purchase orders from other investors or Authorized Participants. The Trust believes that an ETF should not be required to accept any particular creation order if, in the ETF’s or its investment adviser’s judgment, accepting that particular order would disadvantage the ETF or other holders of the ETF’s shares (for example, if an order were so large relative to the size of the market for the ETF’s underlying holdings that the Fund would be unable to satisfy it).

The Trust notes that, consistent with the Commission’s belief that suspension of creations and redemptions should be rare, because the Trust generally has an incentive to accept creation orders so that a fund increases in size, the Trust has rejected particular creation orders only in very rare circumstances.

3 See Rule 6c-11 Proposing Release at 67; see also Rule 6c-11 Adopting Release at 58, 56.

4 See Rule 6c-11 Proposing Release at 67; see also Rule 6c-11 Adopting Release at 57.

5 See, e.g., Vanguard 500 Index Fund, a series of Vanguard Index Funds (485BPOS) (Apr. 29, 2021) (“Vanguard reserves the right to stop selling fund shares or to reject any purchase request at any time and without notice, including, but not limited to, purchases requested by exchange from another Vanguard fund.”); Franklin Custodian Funds (485BPOS) (Jan. 26, 2021) (“The Fund may restrict, reject or cancel any purchase orders, including an exchange request.”); Growth Fund of America (485BPOS) (Oct. 29, 2021) (“The fund and American Funds Distributors reserve the right to reject any purchase order for any reason.”).

July 11, 2024

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Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean

Jesse C. Kean

cc:	Bomi Lee

Louisa Kiu